July 1, 2025

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

       Re: Alps Global Holding Pubco
           Amendment No. 5 to Registration Statement on Form F-4
           Filed June 27, 2025
           File No. 333-284035
Dear Say Leong Lim and Tham Seng Kong:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Form F-4 Filed June 27, 2025
Financial Statements for Globalink Investment Inc. for the Period Ended March 31, 2025
Note 5. Related Party Transactions, page F-31
 July 1, 2025
Page 2

1. We note your response to comment 1. As previously requested, please also address how you determined that the gain should be considered a debt discount and amortized over the expected term of the notes. Note that ASC 470-50-40-13 states that if extinguishment accounting is applied, the new debt instrument shall be initially recorded at fair value. ASC 470-50-40-2 also specifically states that gains and losses from extinguished debt shall not be amortized to future periods.

Exhibits

2. We note your response to comment 3. Please provide a currently dated auditor consent for ALPS Global Holding Pubco for the audited financial statements as of March 31,
       2025 for which the audit report is dated June 24, 2025.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jenny Chen-Drake, Esq.